NEWS RELEASE

Investors, analysts and other interested parties can access Brascan’s 2004 Third Quarter Results, Shareholders’ Letter, as well as the Supplementary Information Package and Corporate Profile, which form the basis of this release, on Brascan’s web site under the Investor Centre/Financial Reports and Investor Presentations section at www.brascancorp.com.

The 2004 Third Quarter Results conference call can be accessed via webcast on November 4, 2004 at 2:00 p.m. EST at www.brascancorp.com or via teleconference at 416-695-9757 or 1-800-769-8320, toll free in North America, at approximately 1:50 p.m. EST. The teleconference replay can be accessed at 416-641-2124 or 1-800-756-4233 using pass code 4552.

CASH FLOW FROM OPERATIONS INCREASES 47% TO $203 MILLION IN THIRD QUARTER

NET INCOME INCREASES TO $192 MILLION

TORONTO, November 4, 2004 – Brascan Corporation (TSX: BNN.A, NYSE: BNN) today reported cash flow from operations of $203 million in the third quarter of 2004 ($0.72 per share) compared with $138 million ($0.46 per share) in the third quarter of 2003. Cash flow from operations for the first nine months ended September 30, 2004 totalled $527 million, or $1.85 per fully diluted share compared with $400 million ($1.34 per share) during the corresponding period last year. Net income for the quarter totalled $192 million compared with $100 million in 2003. On a per share basis, this resulted in net income of $0.68 per share compared with $0.32 in the same period last year.

The substantial increase in cash flow from operations was due to increased contribution from all of the company’s operations. In particular, cash flows from the power operations nearly doubled, and the company realized a gain on the sale of approximately 15% of its investment in Norbord. Net income increased as a result of the above as well as enhanced earnings from the company’s resource investments.

		For the three months ended	For the nine months ended
		September 30	September 30

	2004	2003	2004	2003
US$ millions (unaudited)
(except per share amounts)

Cash flow from operations	$203	$138	$527	$400
-- per share	$0.72	$0.46	$1.85	$1.34
Net income	$192	$100	$528	$219
-- per share	$0.68	$0.32	$1.85	$0.65

“We continued to execute on our stated priorities during the quarter with positive fundamentals in our operations assisting us to achieve a number of our goals,” commented Bruce Flatt, President and CEO of Brascan.

Dividend Declaration

On November 3, 2004, the Board of Directors declared a quarterly common share dividend of $0.14 per share, to be paid on February 28, 2005 to shareholders of record on February 1, 2005. This amount will be paid in US dollars or the Canadian equivalent to shareholders.

Information on Brascan’s common and preferred share dividends can be found on Brascan’s web site under Stock Information.

Additional Information

The Letter to Shareholders for the third quarter ended September 30, 2004 contains further information on the company’s strategy, operations and financial results. This letter is available on the company’s web site.

A Supplementary Information Package with additional financial information is also posted on Brascan’s web site (under Investor Centre, Financial Reports and Investor Presentations) and should be read in conjunction with this press release. The Supplementary Information Package includes important information on the financial affairs of the company.

Brascan Profile

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $19 billion and a further $7 billion of assets under management. This includes 70 premier office properties and 120 power generating plants. The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively. For more information, please visit our web site at www.brascancorp.com

For more information, please visit our web site at www.brascancorp.com or contact:

Katherine C. Vyse
Senior Vice-President
Investor Relations and Communications
Tel: 416-369-8246
e-mail: kvyse@brascancorp.com

CONSOLIDATED STATEMENT OF INCOME

(unaudited)	Three months ended Sept.30		Nine months ended Sept.30
US$ millions, except per share amounts	2004	2003	2004	2003

Total revenues and gains	$1,062	$835	$2,728	$2,230

Net operating income
Real estate	243	222	684	606
Power generation	68	35	213	115
Funds management	37	36	141	132
Investment income and other	96	38	208	91

	444	331	1,246	944
Expenses
Interest expense	134	121	398	345
Minority share of income before non-cash items	84	73	275	200
Other operating costs	22	16	53	47
Cash income taxes	16	--	40	2

Income before non-cash items	188	121	480	350
Depreciation and amortization	60	38	172	109
Taxes and other non-cash items	56	41	163	99
Minority share of non-cash items	(34)	(27)	(106)	(72)
Equity accounted income from
resource investments	86	31	277	5

Net income	$192	$100	$528	$219

Net income per common share
Diluted	$0.68	$0.32	$1.85	$0.65
Basic	$0.68	$0.33	$1.87	$0.67

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

(unaudited)	Three months ended Sept.30		Nine months ended Sept.30
US$ millions	2004	2003	2004	2003

Income before non-cash items	$188	$121	$480	$350
Dividends from Noranda Inc.	11	12	33	37
Dividends from Norbord Inc.	4	5	14	13

Cash flow from operations and gains	$203	$138	$527	$400

See Note 1

CONSOLIDATED BALANCE SHEET

	(unaudited)
	September 30	December 31
US$ millions	2004	2003

Assets
Operating assets
Real estate	$9,321	$8,311
Power generation	2,914	1,927
Funds management	1,648	1,215

	13,883	11,453
Investments	2,058	2,003
Accounts receivable and other	1,378	1,623
Financial assets	1,057	854
Cash and cash equivalents	539	382

	$18,915	$16,315

Liabilities
Corporate borrowings	$1,431	$1,213
Non-recourse borrowings
Property specific mortgages	5,944	4,881
Other debt of subsidiaries	2,376	2,075
Accounts and other payables	2,216	1,745
Shareholders' interests
Minority interests of others in assets	1,505	1,516
Preferred equity
Corporate	852	852
Subsidiaries	1,205	1,009
Common equity	3,386	3,024

	$18,915	$16,315

Note 1

The press release and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results. In addition, the consolidated balance sheet above presents the company’s investment in Canary Wharf Group, plc as part of its real estate operations, consistent with management’s determination of business segments, whereas it is included with “Investments” in the company’s interim report to shareholders.

Note: This press release and attachments contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

LETTER TO SHAREHOLDERS

November 4, 2004

Fellow Shareholders

The third quarter of 2004 seemed like it was more active than others. In fact, for various reasons, many transactions we have been working on, and waiting for, all came to fruition at the same time.

We have been working in recent years to reposition the company out of cyclical resource assets and into lower risk, higher cash returning real estate and power generation assets. During the quarter we took the final steps towards monetizing our remaining resource assets and also completed the acquisition of over a billion dollars of real estate and power assets. In conjunction with the approximate $10 billion of real estate and power assets purchased in the past number of years, our asset profile has been substantially repositioned.

Should we be successful at monetizing our investment in Noranda, it will increase our financial liquidity to over $4 billion and enable us to finance the continued build out of our asset management platform and further investment into real estate, power and possibly other similar types of assets.

Our strategy remains focused on investing our financial resources into high quality assets which generate cash and appreciate in value over time, while ensuring we maximize return on capital employed. We do realize that the future return on the deployment of our substantial financial liquidity will be a meaningful determinant of the future valuation for the company. But, as we have redeployed far in excess of this amount of capital in recent investments, we believe we will be successful in implementing our plans. While this is not without risks, we will attempt to remain vigilant with our financial discipline, particularly in the present asset pricing environment.

BUSINESS INITIATIVES

During the third quarter, we made significant progress in implementing our business plan, building on a number of initiatives undertaken in the first half of the year.

Acquisitions

•	Finalized the acquisition of a $900 million portfolio of high quality hydroelectric power generating facilities on 14 river systems in New York State. The addition of these 71 hydroelectric power plants to our existing facilities increases our installed capacity to over 2,600 megawatts on 35 river systems, primarily in the northeast U.S. and Canada. The low cost structure of these assets and their location, close to our existing facilities and interconnections to neighboring power markets in New England, Ontario and Quebec, solidifies our competitive position in these markets. We anticipate that these new facilities will generate annualized cash flows, assuming average water levels, of approximately $90 million next year.

•	Expanded our presence in the Washington office property market to 1.5 million square feet in three properties, with the acquisition of a premier office tower located on the Potomac River in Washington, D.C. The 19-storey Potomac Tower is fully leased to three major tenants. These acquisitions further our selective office property strategy, which remains focused on premier office space in our core markets of New York, Boston, Washington, San Francisco, London, Toronto and Calgary.

•	Acquired $70 million of the mezzanine tranches of a $750 million financing on the Bank of America Tower in San Francisco, secured by one of the finest office properties in the city.

Financings

•	Completed a $500 million bridge financing on the recently acquired New York power assets. This bridge loan will be refinanced over the next eighteen months with long-term fixed rate, non-recourse debt.

•	Completed the issue of a $300 million collateralized debt obligation (CDO) to institutional investors. The CDO is secured with mezzanine mortgages underwritten by us, rated by Moody’s, and secured by office and other properties. We retained $32 million of the CDO with a return to us exceeding 15%.

•	Completed approximately $300 million of non-recourse property and corporate preferred share financings in the company’s commercial property operations.

•	Completed a C$77 million refinancing of a Northern Ontario power asset through the issuance of five year senior bonds secured by our Lake Superior Power facility, a 110 megawatt natural gas-fired, combined-cycle cogeneration plant located in Sault Ste. Marie.

Dispositions

•	Announced that exclusive negotiations had begun between Noranda, China Minmetals and Brascan on a proposal for China Minmetals to acquire 100% of the outstanding shares of Noranda. The proposed transaction consists substantially of cash as well as the distribution to Noranda shareholders of certain Noranda holdings, principally its aluminum business. The proposal, if completed, will result in Brascan receiving approximately $1.7 billion of cash, and our share of other proceeds, largely the spin-off of Noranda’s aluminum business, for our 42% interest.

•	Received $190 million of special dividend payments from Norbord and our public homebuilding operations as both have been generating cash far in excess of what could be utilized prudently within their operations. Norbord distributed C$1.00 per share to all shareholders and we received US$9.00 per share earlier this year from our homebuilding operations.

•	Monetized US$300 million or 30 million shares of our investment in Norbord to an underwriting syndicate at C$12.75 per share on an ex-dividend basis. We continue to own an effective 22% interest in Norbord, representing 33 million shares, which will allow us to continue to benefit from Norbord’s outstanding performance.

OPERATING BUSINESS HIGHLIGHTS

During the third quarter, we continued to focus on strengthening our cash flow from operations and increasing our return on capital.

Real Estate

Our commercial property operations, met their financial targets in the third quarter and benefited from continued improvements of the fundamentals in the Class A office property market. We are experiencing increased leasing activity across our key markets, particularly in New York, with tenants more confident in committing to long-term leases. During the quarter, we leased 800,000 square feet of space, four times our scheduled lease expiries, bringing our total leasing activity for 2004 to 2.5 million square feet.

We are 96% leased in our core markets with very few leases expiring over the next few years and an average lease term of 10 years across our portfolio. Backed by one of the strongest lease profiles in the industry, and proactive leasing strategies, we are confident in our ability to continue to deliver a stable stream of cash flow while remaining well positioned to take advantage of situations which enable us to enhance our cash flows.

Demand for homes in our key residential markets remained strong during the third quarter. Net new orders were over 1,500 homes for the nine months ended September 30, 2004, an increase of 8% over the same period last year. This demand should enable us to create an order backlog at year end of 30% of planned 2005 home sales.

Our Real Estate Advisory Services Group continued to expand their operations. During the third quarter, we completed the sale of a portfolio of 15 office properties in Toronto to European investors. In addition, we completed three other major advisory assignments in 2004, bringing combined transactions to over $1 billion.

Power Generation

During the quarter, cash flow from our power operations doubled, and year to date, we generated $213 million of operating cash flow, an increase of 85% over the same period last year. While it should be noted that this strong performance is partly due to comparisons with relatively low water levels last year, several other factors enhanced our performance in 2004. These included proactive renegotiation of power contracts, operational improvements, and contributions from power facilities recently added to the portfolio. For the balance of 2004, our results should continue to be strong, as a result of contributions from our recent acquisition in New York State, and current high reservoir levels.

Our strategy going forward is much the same as it is in our real estate operations. We are focused on increasing the percentage of revenue under long-term contracts with creditworthy counterparties. Opportunistically, we are also working to maximize the price we achieve for non-contracted power, and in particular, optimizing our peak power sales by utilizing our storage capacity and operating flexibility, in order to achieve higher overall operating cash returns.

We continue to seek opportunities to expand our portfolio of high quality power generating facilities. While we prefer to build on our presence in our existing markets, we are also looking at other markets.

Funds Management

We are expanding our asset management platform by offering our core operating expertise to institutional investors, who are investing with us in new opportunities. This includes our existing funds and new funds, which we are currently marketing.

Our Bridge Lending Fund has been very active in our areas of expertise – real estate, power and resources. During the third quarter, the fund provided Atlas Cold Storage, which owns industrial cold storage facilities, with C$250 million to refinance existing debt. We also provided a C$120 million commitment for acquisition funding to a Calgary based oil and gas producer. Year to date, we have committed financing totalling approximately C$600 million and we are in the process of increasing the size of the Fund to C$1 billion.

During the third quarter, our Restructuring Fund, assisted Western Forest Products emerge from court protection. The company is today well positioned to benefit from improved industry fundamentals and rationalized operations. With the objective of leading a similar restructuring initiative, we recently purchased C$141 million of senior secured debt in Concert Industries, a specialized Canadian manufacturer of non woven air laid fabrics used in personal care consumer products.

Lastly, our specialty Funds group recently launched a third Canadian income trust product called the Brascan SoundVest Total Return Fund.

INVESTMENTS

We continue to own 123 million shares of Noranda. Subject to the completion of the proposed China Minmetals transaction, we will receive a direct 42% stake in Norandal, Noranda’s aluminum business. We plan on holding our Norandal shares should this transaction occur, and work with management, to build value over the next number of years.

During the third quarter, Nexfor completed the distribution of its two business units, which are now trading separately in the capital markets. Norbord, a pure-play panel board company, continued to deliver strong operating results, backed by the buoyant North American housing market and improved supply-demand balance in the OSB markets in Europe. Fraser Papers, a specialty paper company, generated positive free cash flow in its first quarter as a public company and revitalized its efforts to reduce costs, reposition non-core assets and develop new and higher value products for its customers.

OUTLOOK

With current financial capacity of over $2 billion, the potential to generate close to $2 billion of cash from the sale of our interest in Noranda, and more than $700 million of free cash flow generated annually, we believe we are well positioned to continue to grow our cash flow from operations and underlying value of our company.

As we invest capital back into our core operations, repurchase common shares, increase dividends to shareholders, and expand our asset management platform, we will ensure we remain vigilant to invest your capital wisely.

In the short-term we look forward to being able to bring clarity to our investment in Noranda. Over the longer term we will continue with our commitment to work on building long-term shareholder value on a per share basis.

Lastly, you can be assured that the decisions we make in the company in the coming years will be guided by our continued commitment to our Principles of Investment articulated annually in our report to shareholders.

Thank you once again for your continued support.

J. Bruce Flatt
President and Chief Executive Officer
November 4, 2004